October 31, 1997

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VIII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1997. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1997, and 1996, total revenues increased 4.9% from $410,582 to $430,542 and total expenses decreased 0.9% from $287,857 to $285,306. Equity in income of the real estate joint venture increased 2.0% from $24,134 to $24,611. As a result, net income increased 15.7% from $146,859 to $169,847 for the three month period ended September 30, 1997, as compared to the same period in 1996. Rental revenue increased as a result of higher occupancy and unit rental rates. Operating expenses decreased approximately $6,200 (2.4%) primarily as a result of lower real estate tax expense partially offset by higher yellow pages advertising costs and legal expenses. Real estate tax expense decreased as a result of refunds received from prior year reassessments. General and administrative expenses increased approximately $3,700 (10.9%) primarily as a result of higher incentive management fees. Incentive management fees, which are based on cash available for distribution, increased as a result of the increase in net income. Equity in income from the real estate joint venture remained constant. Occupancy levels for the Partnership's five mini-storage facilities averaged 86.8% for the three month periods ended September 30, 1997 as compared to 84.1% for the same period in 1996. The Partnership is continuing its advertising campaign to attract and keep new tenants in its various mini-storage facilities.

For the nine month periods ended September 30, 1997, and 1996, total revenues increased 3.6% from $1,229,003 to $1,273,012 and total expenses increased 4.3% from $884,713 to $923,026. Equity in income of the real estate joint venture decreased 1.0% from $67,095 to $66,421. As a result, net income increased
1.2% from $411,385 to $416,407 for the nine month period ended September 30, 1997, as compared to the same period in 1996. Rental revenue increased as a result of higher occupancy and unit rental rates. Operating expenses increased approximately $33,600 (4.5%) primarily as a result of increases in yellow pages advertising costs, legal, fire and liability insurance and salaries and wage expenses partially offset by a decrease in real estate tax expense. The decrease in real estate tax expense was discussed above. General and administrative expenses increased approximately $4,700 (3.4%) primarily as a result of Colorado State Taxes, which were levied for the first time. Equity in income from the real estate joint venture remained constant.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VIII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VIII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President